EXHIBIT 99.1

TiGenix: Transparency notification  pursuant to Article 14 of the Law of May 2, 2007

 REGULATED INFORMATION
PRESS RELEASE

Transparency notification
pursuant to Article 14 of the Law of May 2, 2007

Leuven (Belgium) - July 23, 2018, 22:00h CET - TiGenix NV (Euronext Brussels and Nasdaq: TIG; "TiGenix") announced today that it received a transparency notification pursuant to Article 14 of the Belgian Law of May 2, 2007 regarding the publication of major holdings in issuers whose securities are admitted to trading on a regulated market and including various provisions.

Summary of the notification

On July 18, 2018, TiGenix received a transparency notification from Takeda Pharmaceutical Company Limited following the acquisition of voting securities or voting rights on July 10, 2018, after which Takeda Pharmaceutical Company Limited (including through its subsidiary Takeda Pharmaceuticals International AG) holds 295,908,082 voting rights in TiGenix (96.08% of the total number of voting rights). As a result Takeda Pharmaceutical Company Limited crossed the 95% threshold of the total voting rights of TiGenix.

Content of the notification

Date of the notification: July 17, 2018.

Reason of the notification: acquisition or disposal of voting securities or voting rights.

Persons subject to the notification requirement: Takeda Pharmaceutical Company Limited (with address at 1-1 Doshomachi 4-Chome, Chuo-ku, Osaka 540-8645, Japan), who is a parent undertaking/controlling person.

Date on which the threshold was crossed: July 10, 2018.

Threshold that was crossed: 95%.

Denominator: 307,973,027.

Details of the notification: following the acquisition of voting securities or voting rights, the number of voting rights was as follows:

  Takeda Pharmaceutical Company Limited held 284,256,304 voting securities (92.30% of the total number of voting rights); and
  Takeda Pharmaceuticals International AG held 11,651,778 voting securities (3.78% of the total number of voting rights);

Total: 295,908,082 voting rights (96.08% of the total number of voting rights).

Chain of controlled undertakings through which the holdings are effectively held: Takeda Pharmaceuticals International AG is controlled by Takeda Pharma A/S, which is controlled by Takeda A/S, which is controlled by Takeda Pharmaceutical Company Limited and by Takeda Europe Holdings B.V., which is controlled by Takeda Pharmaceutical Company Limited. Takeda Pharmaceutical Company Limited is not a controlled entity.

This press release and the above-mentioned transparency notification can be consulted on our website:

  press release: http://tigenix.com/news-media/press-releases notifications: http://tigenix.com/investors/share-information/shareholder-overview

For more information:

TiGenix
Claudia Jiménez
Senior Director Investor Relations and Communications
Tel: +34918049264
Claudia.jimenez@tigenix.com

About TiGenix

TiGenix NV (Euronext Brussels and NASDAQ: TIG) is an advanced biopharmaceutical company developing novel therapies for serious medical conditions by exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells.

TiGenix lead product, Alofisel (darvadstrocel), previously Cx601, received European Commission (EC) approval for the treatment of complex perianal fistulas in adult patients with non-active/mildly active luminal Crohn's disease, when fistulas have shown an inadequate response to at least one conventional or biologic therapy. A global Phase III trial intended to support a future U.S. Biologic License Application (BLA) started in 2017. TiGenix has entered into a licensing agreement with Takeda, a global pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to develop and commercialize Alofisel for complex perianal fistulas outside the U.S. TiGenix' second adipose-derived product, Cx611, is undergoing a Phase I/II trial in severe sepsis - a major cause of mortality in the developed world. TiGenix is headquartered in Leuven (Belgium) and has operations in Madrid (Spain) and Cambridge, MA (USA). For more information, please visit http://www.tigenix.com.